Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
July 13, 2005

Extendicare Announces Second Quarter News Release and Conference Call Information

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) will release its 2005 second quarter financial results on Thursday, August 4, 2005. The Company will hold a conference call on Friday, August 5, 2005 at 10:00 a.m. (ET) to discuss its results for the second quarter.

Following its release on August 4, 2005, the Company will post a copy of the press release on its website, in addition to an update of its supplemental information package found under the Investor Information/Investor Documents/Supplemental Information section of its website at www.extendicare.com.

The August 5, 2005 conference call will be webcast live and archived in the Investor Information section of Extendicare’s website. The toll-free number for the live call is 1-866-540-8136. Local callers please dial 416-340-8010. A taped rebroadcast will be available approximately two hours following the live call on August 5, 2005 until midnight on August 19, 2005. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 3158845.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Richard Bertrand, Senior Vice-President and Chief Financial Officer; and Christopher Barnes, Manager, Investor Relations.

Extendicare is a major provider of long-term care and related services in North America. Through its subsidiaries, Extendicare operates 441 nursing and assisted living facilities in the United States and Canada, with capacity for over 34,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 37,600 people in North America.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s Website @ www.extendicare.com